UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2019).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:    July 30, 2018

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Three Months Ended June 30, 2018 <Under Japanese GAAP>	July 30, 2018

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2018

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1.	Consolidated financial results (for the three months ended June 30, 2018)

    (1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Profit attributable to owners of parent
	Three months ended June 30, 2018	¥ 1,426,372	4.8%	¥ 331,893	5.0%	¥ 227,084	(6.0)%

	Three months ended June 30, 2017	1,361,027	13.6	316,185	15.4	241,521	31.1
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2018: ¥ 315,295 million [7.3%]
		(b) for the three months ended June 30, 2017: ¥ 293,944 million [—%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Earnings per share		Earnings per share (Diluted)
	Three months ended June 30, 2018	¥ 161.78		¥ 161.67

	Three months ended June 30, 2017	171.28		171.14
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2018	¥ 200,110,993		¥ 11,718,995		5.2%

	March 31, 2018	199,049,128		11,612,892		5.2

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2018: ¥ 10,468,708 million (b) as of March 31, 2018: ¥ 10,390,464 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2018	¥ —	¥ 80.00	¥ —	¥ 90.00	¥ 170.00
Fiscal year ending March 31, 2019	—
Fiscal year ending March 31, 2019 (Forecast)		85.00	—	85.00	170.00

Note:	Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2019)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2019	¥ 700,000	(4.7)%	¥ 501.69

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2018.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4)	Number of shares issued (common stock)

	As of June 30, 2018	As of March 31, 2018
(a) Number of shares issued (including treasury stock)	1,414,443,390 shares	1,414,443,390 shares

(b) Number of treasury stock	19,166,340 shares	3,884,968 shares

	Three months ended June 30, 2018	Three months ended June 30, 2017
(c) Average number of shares issued in the period	1,403,702,297 shares	1,410,112,568 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2018 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2019 including the period for the three months ended June 30, 2018.

Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen

	March 31, 2018	June 30, 2018

Assets:
Cash and due from banks	¥53,732,582	¥54,052,677
Call loans and bills bought	1,881,879	2,166,048
Receivables under resale agreements	827,892	2,800,962
Receivables under securities borrowing transactions	8,337,700	5,719,671
Monetary claims bought	4,730,770	4,772,209
Trading assets	5,585,591	5,935,395
Money held in trust	1,482	1,083
Securities	25,712,709	24,030,620
Loans and bills discounted	72,945,934	74,384,030
Foreign exchanges	2,166,190	2,566,421
Lease receivables and investment assets	2,329,431	2,301,550
Other assets	8,005,807	8,011,263
Tangible fixed assets	3,475,131	3,589,617
Intangible fixed assets	865,584	849,477
Net defined benefit asset	383,418	391,650
Deferred tax assets	27,609	21,428
Customers’ liabilities for acceptances and guarantees	8,575,499	9,020,737
Reserve for possible loan losses	(536,088)	(503,850)

Total assets	¥199,049,128	¥200,110,993

Liabilities:
Deposits	¥116,477,534	¥118,336,855
Negotiable certificates of deposit	11,220,284	10,918,752
Call money and bills sold	1,190,928	1,179,485
Payables under repurchase agreements	5,509,721	8,106,633
Payables under securities lending transactions	7,186,861	2,781,697
Commercial paper	2,384,787	2,721,596
Trading liabilities	4,402,110	4,062,267
Borrowed money	10,829,248	10,991,300
Foreign exchanges	865,640	1,260,021
Short-term bonds	1,256,600	1,208,600
Bonds	9,057,683	9,464,680
Due to trust account	1,328,271	1,232,467
Other liabilities	6,348,202	6,337,545
Reserve for employee bonuses	84,046	28,932
Reserve for executive bonuses	3,861	—
Net defined benefit liability	39,982	39,626
Reserve for executive retirement benefits	2,026	1,635
Reserve for point service program	22,244	23,017
Reserve for reimbursement of deposits	17,765	14,836
Reserve for losses on interest repayment	144,763	134,070
Reserves under the special laws	2,397	2,578
Deferred tax liabilities	455,234	494,139
Deferred tax liabilities for land revaluation	30,539	30,519
Acceptances and guarantees	8,575,499	9,020,737

Total liabilities	187,436,236	188,391,998

Net assets:
Capital stock	2,338,743	2,338,743
Capital surplus	758,215	758,224
Retained earnings	5,552,573	5,652,748
Treasury stock	(12,493)	(82,213)

Total stockholders’ equity	8,637,039	8,667,502

Net unrealized gains (losses) on other securities	1,688,842	1,783,662
Net deferred gains (losses) on hedges	(68,543)	(81,054)
Land revaluation excess	37,097	36,809
Foreign currency translation adjustments	36,906	4,448
Accumulated remeasurement of defined benefit plans	59,121	57,339

Total accumulated other comprehensive income	1,753,424	1,801,206

Stock acquisition rights	2,823	2,567
Non-controlling interests	1,219,604	1,247,719

Total net assets	11,612,892	11,718,995

Total liabilities and net assets	¥199,049,128	¥200,110,993

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen

Three months ended June 30	2017	2018

Ordinary income	¥1,361,027	¥1,426,372
Interest income	536,043	578,790
Interest on loans and discounts	363,196	384,609
Interest and dividends on securities	94,994	85,399
Trust fees	883	1,086
Fees and commissions	284,225	302,911
Trading income	63,117	47,293
Other operating income	415,615	425,980
Other income	61,142	70,310
Ordinary expenses	1,044,841	1,094,479
Interest expenses	173,667	245,182
Interest on deposits	63,587	98,903
Fees and commissions payments	46,864	48,959
Trading losses	68	1,154
Other operating expenses	341,836	341,631
General and administrative expenses	453,913	428,772
Other expenses	28,491	28,778

Ordinary profit	316,185	331,893

Extraordinary gains	422	136
Extraordinary losses	960	1,405

Income before income taxes	315,647	330,624

Income taxes	49,868	82,937

Profit	265,779	247,687

Profit attributable to non-controlling interests	24,257	20,602

Profit attributable to owners of parent	¥241,521	¥227,084

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2017	2018

Profit	¥265,779	¥247,687
Other comprehensive income	28,165	67,608
Net unrealized gains (losses) on other securities	58,717	107,188
Net deferred gains (losses) on hedges	(4,644)	(8,639)
Foreign currency translation adjustments	(24,303)	(1,322)
Remeasurements of defined benefit plans	4,061	(2,804)
Share of other comprehensive income of affiliates	(5,665)	(26,813)

Total comprehensive income	293,944	315,295

Comprehensive income attributable to owners of parent	263,542	275,153
Comprehensive income attributable to non-controlling interests	30,402	40,142

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2018

- Supplementary information -

Notes
1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.
2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (”SMBC”)
3. Capital ratio as of June 30, 2018 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2018 (A)	Change (A) - (B)	Three months ended June 30, 2017 (B)
	Consolidated gross profit	1	719,133	(18,315)	737,448
	Net interest income	2	333,608	(28,768)	362,376
	Trust fees	3	1,086	203	883
	Net fees and commissions	4	253,951	16,591	237,360
	Net trading income	5	46,138	(16,911)	63,049
	Net other operating income	6	84,348	10,569	73,779
	General and administrative expenses	7	(428,772)	25,141	(453,913)
	Equity in gains (losses) of affiliates	8	24,028	4,405	19,623
	Consolidated net business profit	9	314,389	11,231	303,158
	Total credit cost	10	(8,369)	6,409	(14,778)
	Credit costs	11	(18,564)	1,065	(19,629)
	Write-off of loans	12	(18,147)	262	(18,409)
	Provision for reserve for possible loan losses	13	—	—	—
	Others	14	(416)	804	(1,220)
	Gains on reversal of reserve for possible loan losses	15	7,351	5,286	2,065
	Recoveries of written-off claims	16	2,842	57	2,785
	Gains (losses) on stocks	17	29,044	75	28,969
	Other income (expenses)	18	(3,170)	(2,007)	(1,163)
	Ordinary profit	19	331,893	15,708	316,185
	Extraordinary gains (losses)	20	(1,268)	(730)	(538)
	Gains (losses) on disposal of fixed assets	21	(476)	(527)	51
	Losses on impairment of fixed assets	22	(610)	(157)	(453)
	Income before income taxes	23	330,624	14,977	315,647
	Income taxes	24	(82,937)	(33,069)	(49,868)
	Profit	25	247,687	(18,092)	265,779
	Profit attributable to non-controlling interests	26	(20,602)	3,655	(24,257)
	Profit attributable to owners of parent	27	227,084	(14,437)	241,521
Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates

			June 30, 2018	Change	March 31, 2018
	Consolidated subsidiaries	28	354	7	347
	Equity method affiliates	29	79	4	75

Sumitomo Mitsui Financial Group

SMBC non-consolidated	(Millions of yen)

		Three months ended June 30, 2018 (A)	Change (A) - (B)	Three months ended June 30, 2017 (B)
Gross banking profit	1	344,924	(12,150)	357,074
Net interest income	2	235,086	(12,988)	248,074
Trust fees	3	457	(12)	469
Net fees and commissions	4	76,983	11,855	65,128
Net trading income	5	2,817	(11,388)	14,205
Net other operating income	6	29,579	383	29,196
Gains (losses) on bonds	7	924	(16,182)	17,106
Expenses (excluding non-recurring losses)	8	(205,174)	574	(205,748)
Personnel expenses	9	(82,539)	1,778	(84,317)
Non-personnel expenses	10	(108,832)	(1,205)	(107,627)
Taxes	11	(13,803)	0	(13,803)
Banking profit(before provision for general reserve for possible loan losses)	12	139,749	(11,576)	151,325

Gains (losses) on bonds	13	924	(16,182)	17,106
Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	139,749	(11,576)	151,325
Non-recurring gains (losses)	16	52,284	15,576	36,708
Credit costs	17	(430)	2,730	(3,160)
Gains on reversal of reserve for possible loan losses	18	23,495	5,715	17,780
Recoveries of written-off claims	19	131	131	0
Gains (losses) on stocks	20	28,689	948	27,741
Gains on sales of stocks	21	32,396	2,862	29,534
Losses on sales of stocks	22	(0)	1,084	(1,084)
Losses on devaluation of stocks	23	(3,706)	(2,997)	(709)
Other non-recurring gains (losses)	24	398	6,052	(5,654)
Ordinary profit	25	192,034	4,001	188,033
Extraordinary gains (losses)	26	(708)	(496)	(212)
Gains (losses) on disposal of fixed assets	27	(381)	(568)	187
Losses on impairment of fixed assets	28	(327)	72	(399)
Income before income taxes	29	191,325	3,504	187,821
Income taxes	30	(54,972)	(35,586)	(19,386)
Net income	31	136,353	(32,081)	168,434

Total credit cost (14+17+18+19)	32	23,196	8,575	14,621
Provision for general reserve for possible loan losses	33	16,751	13,650	3,101
Write-off of loans	34	(14)	2,464	(2,478)
Provision for specific reserve for possible loan losses	35	6,458	(8,125)	14,583
Losses on sales of delinquent loans	36	(416)	265	(681)
Provision for loan loss reserve for specific overseas countries	37	285	190	95
Recoveries of written-off claims	38	131	131	0

Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)

		Three months ended June 30, 2018 (A)	Change (A) - (B)	Three months ended June 30, 2017 (B)
Interest earned on loans and bills discounted (a)		0.95	(0.04)	0.99
Interest paid on deposits, etc. (b)		0.00	(0.00)	0.00
Interest spread (a) - (b)		0.95	(0.04)	0.99

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)		0.99	(0.05)	1.04
Interest spread (c) - (b)		0.99	(0.05)	1.04
3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated		(Billions of yen)

		June 30, 2018	Change from March 31, 2018	March 31, 2018
Bankrupt and quasi-bankrupt assets	1	89.0	(8.9)	97.9
Doubtful assets	2	321.5	(29.4)	350.9
Substandard loans	3	220.5	(2.9)	223.5
Total (A)	4	631.1	(41.2)	672.3

Normal assets	5	87,600.1	2,388.3	85,211.8
Grand total (B)	6	88,231.2	2,347.1	85,884.1

NPL ratio (A/B)	7	0.72%	(0.06)%	0.78%
Amount of direct reduction		193.6	2.6	190.9
SMBC non-consolidated		(Billions of yen)

		June 30, 2018	Change from March 31, 2018	March 31, 2018
Bankrupt and quasi-bankrupt assets	8	75.5	(5.5)	80.9
Doubtful assets	9	252.2	(31.2)	283.4
Substandard loans	10	73.1	1.1	72.0
Total (A)	11	400.8	(35.5)	436.3

Normal assets	12	87,413.7	1,945.5	85,468.3
Grand total (B)	13	87,814.5	1,909.9	85,904.6

NPL ratio (A/B)	14	0.46%	(0.05)%	0.51%
Amount of direct reduction		103.3	3.7	99.7

Note:	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2018					March 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2018	Gains	Losses
Held-to-maturity securities	1	370.4	1.6	(0.5)	1.6	—	372.5	2.1
Other securities	2	23,730.1	2,559.4	151.2	2,790.1	230.7	25,440.2	2,408.2
Stocks	3	4,003.2	2,308.0	134.3	2,324.0	16.0	3,889.3	2,173.7
Bonds	4	9,760.7	42.4	(2.0)	48.6	6.2	11,834.2	44.4
Japanese government bonds	5	7,150.3	11.0	(1.5)	15.1	4.0	9,203.0	12.5
Others	6	9,966.3	209.0	18.8	417.5	208.5	9,716.7	190.1
Foreign bonds	7	7,527.4	(172.7)	(13.3)	14.6	187.2	7,157.6	(159.4)
Other money held in trust	8	1.1	—	—	—	—	1.5	—
Total	9	24,101.6	2,561.0	150.7	2,791.7	230.7	25,814.1	2,410.3
Stocks	10	4,003.2	2,308.0	134.3	2,324.0	16.0	3,889.3	2,173.7
Bonds	11	10,131.1	44.0	(2.5)	50.2	6.2	12,206.6	46.5
Others	12	9,967.3	209.0	18.8	417.5	208.5	9,718.1	190.1

SMBC non-consolidated							(Billions of yen)
		June 30, 2018					March 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2018	Gains	Losses
Held-to-maturity securities	13	110.0	0.7	(0.4)	0.7	—	110.1	1.1
Stocks of subsidiaries and affiliates	14	3,606.6	0.9	20.1	17.0	16.1	3,594.6	(19.2)
Other securities	15	21,258.5	2,186.2	112.5	2,393.4	207.1	22,931.1	2,073.7
Stocks	16	3,741.2	2,169.2	122.6	2,183.7	14.5	3,639.0	2,046.6
Bonds	17	9,737.2	42.3	(2.0)	48.7	6.4	11,813.6	44.2
Japanese government bonds	18	7,150.3	11.0	(1.5)	15.1	4.0	9,203.0	12.5
Others	19	7,780.1	(25.3)	(8.1)	161.0	186.3	7,478.5	(17.2)
Foreign bonds	20	5,778.8	(153.5)	(8.8)	11.5	165.0	5,342.5	(144.7)
Total	21	24,975.1	2,187.8	132.3	2,411.0	223.2	26,635.7	2,055.5
Stocks	22	4,342.4	2,164.2	120.7	2,184.3	20.1	4,238.8	2,043.5
Bonds	23	9,847.2	43.0	(2.4)	49.4	6.4	11,923.7	45.4
Others	24	10,785.5	(19.4)	13.9	177.3	196.8	10,473.2	(33.3)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.

Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 1 billion yen and gains of 0.0 billion yen were recognized in the statements of income for the three months ended June 30, 2018 and for the year ended March 31, 2018, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated						(Billions of yen)
	June 30, 2018				March 31, 2018

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	108.1	127.5	(19.4)	(78.9)	43.5	48.5	(5.0)	(62.2)
Currency swaps	53.1	31.8	21.3	(30.6)	178.3	12.2	166.1	(22.9)
Others	5.2	8.0	(2.7)	24.8	5.5	3.7	1.8	54.1
Total	166.4	167.2	(0.8)	(84.7)	227.3	64.4	162.9	(31.0)

Notes:	1.	Derivative transactions are measured at fair value in the balance sheet.
	2.	SMBC applies deferred hedge accounting or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), by remaining maturity
(Billions of yen)

	June 30, 2018				March 31, 2018

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	7,940.4	21,414.1	6,864.3	36,218.8	7,413.6	21,509.2	6,230.0	35,152.9
Receivable floating rate/payable fixed rate	1,279.0	5,424.7	7,344.8	14,048.6	1,335.4	6,252.0	6,854.0	14,441.5
Total	9,219.5	26,838.9	14,209.0	50,267.4	8,749.0	27,761.2	13,084.1	49,594.3

6. Deposits and loans

SMBC non-consolidated			(Billions of y	en)

	June 30, 2018	Change from March 31, 2018	March 31, 2018
Domestic deposits	94,306.6	1,427.5	92,879.1
Individual	46,265.8	944.1	45,321.7
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	74,924.8	1,028.6	73,896.2
Domestic offices (excluding offshore banking account)	52,925.1	(283.0)	53,208.1
Overseas offices and offshore banking accounts	21,999.7	1,311.7	20,688.0
7. ROE
Consolidated			(	%)

	Three months ended June 30, 2018	Change	Three months ended June 30, 2017
ROE (denominator: Total stockholders’ equity)	10.5	(1.3)	11.8

Note:
	ROE =	(Profit attributable to owners of parent) X (Number of days in a year (365 days)) / (Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2